United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

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TORVEC, INC.
(Name of Registrant as Specified in Its Charter)

Keith E. Gleasman, President
(Name of Person(s) Filing Proxy Statement)

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identify the filing for which the offsetting fee was paid previously. Identify the previous filing
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Torvec, Inc.
Powder Mills Office Park
1169 Pittsford-Victor Rd., Suite 125
Pittsford, NY 14534

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD JANUARY 27, 2005

On January 27, 2005, Torvec, Inc. will hold its annual meeting of shareholders for 2004 at the Casa Larga Vineyards, 2287 Turk Hill Road, Fairport, New York 14450. The meeting will begin at 7:00 P.M. local time.

Only shareholders of record at the close of business on December 1, 2004 can vote at this meeting or any adjournment that may take place. At the meeting, we will:

o   elect directors to serve until the next annual meeting of shareholders and until their successors are duly elected and qualified;

o   ratify the appointment by the Audit Committee of the Board of Directors of Eisner LLP as independent auditors of the company for its fiscal year ending December 31, 2004;

o   transact any other business properly brought before the meeting or any adjournment that may take place.

You can find more information about each of these items, including the nominees for directors, in the attached Proxy Statement.

Our Board of Directors recommends that you vote in favor of each of the proposals outlined in the Proxy Statement.

We cordially invite all shareholders to attend the annual meeting in person. However, whether or not you expect to attend the annual meeting in person, please mark, date, sign and return the enclosed Proxy Card as promptly as possible in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the annual meeting. If you send in your Proxy Card and then decide to attend the annual meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the Proxy Statement.

Following the business portion of the meeting, we will also report on our business results and other matters of interest to shareholders.

By Order of the Board of Directors

/s/Philip A. Fain
DATED: December 13, 2004   Philip A. Fain, Secretary

Torvec, Inc.
Powder Mills Office Park
1169 Pittsford-Victor Rd., Suite 125
Pittsford, NY 14534

<u>**PROXY STATEMENT**</u>

Date of Proxy Statement: December 1, 2004
Date of Mailing: December 13, 2004
Annual Meeting of Shareholders January 27, 2005

Our Board of Directors is soliciting proxies for the 2004 annual meeting of shareholders. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

In compliance with the company's existing bylaws, the Board has fixed December 1, 2004 as the record date for the 2004 annual meeting. Shareholders of record who owned our common stock on that date are entitled to vote at and attend the annual meeting, with each share entitled to one vote. 28,890,649 shares of our $.01 par value common stock were outstanding on the record date.

Voting materials, which include this Proxy Statement, a Proxy Card and our most recent Annual Report (Form 10-KSB), will be mailed to shareholders on or about December 13, 2004.

We have summarized below important information with respect to the 2004 annual meeting.

Time and Place of the Annual Meeting

The 2004 annual meeting is being held on Thursday, January 27, 2005 at 7:00 P.M. local time at the Casa Larga Vineyards, 2287 Turk Hill Road, Fairport, New York 14450. All shareholders who own shares of our $.01 par value common stock as of December 1, 2004, the record date, may attend and vote at the 2004 annual meeting.

Purpose of the Proxy Statement and Proxy Card

You are receiving a Proxy Statement and Proxy Card from us because you own shares of our common stock on December 1, 2004, the record date. This Proxy Statement describes issues on which we would like you, as a shareholder, to vote. It also gives you information on these issues so that you can make an informed decision.

When you sign the Proxy Card, you appoint each of Richard E. Ottalagana and Keith E. Gleasman as your representatives at the meeting. Richard E. Ottalagana and Keith E. Gleasman will vote your shares at the meeting as you have instructed them on the Proxy Card. This way, your shares will be voted whether or not you attend the annual meeting. Even if you plan to attend the meeting, it is a good idea to complete, sign and return your Proxy Card in advance of the meeting just in case your plans change.

Proposals to be Voted on at This Year's Annual Meeting

You are being asked to vote on:

o the election of directors to serve until the next annual meeting of shareholders and until their successors are duly elected and qualified;

o the ratification of the appointment by the Audit Committee of the Board of Directors of Eisner LLP as independent auditors of the company for its fiscal year ending December 31, 2004.

The Board of Directors recommends a vote **FOR** each proposal.

Voting Procedure

You may vote by mail.

To vote by mail, please sign your Proxy Card and return it in the enclosed, prepaid and addressed envelope. If you mark your voting instructions on the Proxy Card, your shares will be voted as you instruct.

You may vote in person at the annual meeting.

We will pass out written ballots to anyone who wants to vote at the meeting. If you hold your shares in street name, you must request a Proxy Card from your stockbroker in order to vote at the meeting. Holding shares in "street name" means your shares of stock are held in an account by your stockbroker, bank or other nominee, and the stock certificates and record ownership are in the name of the brokerage house or other nominee and are not held in your name. If your shares are held in "street name" and you wish to attend the annual meeting, you must notify your broker, bank or other nominee and obtain the proper documentation to vote your shares at the annual meeting.

You may change your mind after you have returned your Proxy Card.

If you change your mind after you return your Proxy Card, you may revoke your proxy at any time before the polls close at the annual meeting. You may do this by:

o signing another Proxy Card with a later date; or

o voting in person at the annual meeting; or

o   giving notice of revocation to us by writing Philip A. Fain, Secretary, Torvec, Inc., Powder Mills Office Park, 1169 Pittsford-Victor Rd., Suite 125, Pittsford, New York 14534.

Multiple Proxy Cards

If you receive more than one Proxy Card, it means that you hold shares in more than one account. Please sign and return all Proxy Cards to ensure that all your shares are voted.

Quorum Requirement

Shares are counted as present at the annual meeting if the shareholder either:

o   is present and votes in person at the meeting, or

o   has properly submitted a Proxy Card.

33 1/3% of our outstanding shares as of the record date must be present at the annual meeting (either in person or by proxy) in order to hold the annual meeting and conduct business. This is called a "quorum".

Consequences of Not Returning Your Proxy Card

If your shares are held in your name, you must either return your Proxy Card or attend the annual meeting in person in order to vote on the proposals. If your shares are held in street name and you do not vote your proxy yourself, your brokerage firm may either:

o   vote your shares on routine matters, or

o   leave your shares unvoted.

Effect of Abstentions

Abstentions are counted as shares that are present and entitled to vote for the purposes of determining the presence of a quorum but are not counted as votes cast for purposes of determining the approval of any matters submitted to the shareholders for a vote.

Required Vote

Assuming a quorum is present at the annual meeting, the election of each nominee to be a director of the company will require a plurality of shares present in person or represented by proxy. The ratification of the independent auditors will require the affirmative vote of a majority of shares present in person or represented by proxy.

Vote Solicitation

The Board of Directors of Torvec, Inc. is soliciting your proxy to vote your shares at the annual meeting. In addition to this solicitation by mail, our directors, officers and any other employees of the company may contact you by telephone, internet, in person or otherwise to obtain your proxy. These persons will not receive any additional compensation for assisting in the solicitation. We will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners. We will reimburse these entities and our transfer agent for their reasonable out-of-pocket expenses in forwarding proxy material. We have not retained the services of a proxy solicitor.

Voting

Votes cast by proxy or in person at the annual meeting will be tabulated by Board appointed inspectors of election. The inspectors of election will also determine whether there is a quorum at the annual meeting.

The shares represented by Proxy Cards received, properly marked, dated, signed and not revoked, will be voted at the annual meeting. If the Proxy Card specifies a choice with respect to any matter to be acted on, the shares will be voted in accordance with that specified choice. Broker non-votes will not be considered as voting with respect to any matter for which the broker does not have voting authority.

With respect to the election of directors, **ANY VALID PROXY RECEIVED WHICH IS EXECUTED BY THE SHAREHOLDER IN SUCH MANNER AS NOT TO WITHHOLD AUTHORITY TO VOTE FOR THE ELECTION OF ALL NOMINEES OR ANY INDIVIDUAL NOMINEE SHALL BE DEEMED TO GRANT AUTHORITY TO VOTE FOR ALL NOMINEES.**

Where specified choices (including abstentions) with respect to any given proposal are not indicated, **THE SHARES REPRESENTED BY ALL VALID PROXIES RECEIVED WILL BE VOTED FOR APPROVAL OF THAT PROPOSAL.**

We believe that the procedures to be used by the inspectors of election to count the votes are consistent with New York law and our Bylaws concerning the determination of a quorum and the voting of shares.

Publication of Voting Results

We will announce preliminary voting results at the meeting. We will publish the final results in our annual report on Form 10-KSB for the fiscal year ending December 31, 2004, which we will file with the Securities and Exchange Commission. You can get a copy by writing Torvec, Inc., Powder Mills Office Park, 1169 Pittsford-Victor Rd., Suite 125, Pittsford, NY 14534, or by contacting the Securities and Exchange Commission at (800) 732-0330 for the location of its nearest public reference room, or through the Edgar System at www.sec.gov.

Other Business

We do not know of any business to be considered at the 2004 annual meeting other than the proposals described in this Proxy Statement. However, if any other business is properly presented at the annual meeting, your signed Proxy Card gives authority to Richard E. Ottalagana and Keith E. Gleasman to vote on such matters at their discretion.

Proposals for 2005 Annual Meeting

Shareholders may present matters for consideration at our next annual meeting either by having the matter included in the company's own Proxy Statement and listed on its Proxy Card or by conducting his or her own proxy solicitation.

To have your proposal included in our Proxy Statement and listed on our Proxy Card for the 2005 annual meeting, you must submit your proposal to the company before August 13, 2005 in writing to Philip A. Fain, Secretary, Torvec, Inc., Powder Mills Office Park, 1169 Pittsford-Victor Rd., Suite 125, Pittsford, New York 14534. You may submit a proposal only if you have continuously owned at least $2,000 worth or 1% in market value of the company's common stock for at least 1 year before you submit your proposal to the company, and you must continue to hold this level of security ownership in our company through the 2005 annual meeting of shareholders.

If you decide to conduct your own proxy solicitation, you must provide the company with written notice of your intent to present your proposal at the 2005 annual meeting, and the written notice must be received by the company before October 30, 2005. If you submit a proposal for the 2005 annual meeting after October 30, 2005, management may or may not in its sole discretion, present the proposal at the annual meeting, and the proxies for the 2005 annual meeting will confer discretion on management proxy holders to vote against your proposal.

Annual Report on Form 10-KSB

Accompanying this Proxy Statement is a copy of our annual report (Form 10-KSB) for the fiscal year ending December 31, 2003 as filed with Securities and Exchange Commission on April 14, 2004.

PROPOSAL 1
ELECTION OF DIRECTORS

Under our Bylaws, our Board of Directors is elected annually to serve until the next annual meeting of shareholders and until the directors' successors are duly elected and shall qualify. Unless authority to vote for the election of directors is withheld or the Proxy Card is marked to the contrary, valid proxies received will be voted **FOR** the election of the seven nominees named below. All of the nominees are currently directors of the company. Herbert H. Dobbs, Keith E. Gleasman, James A. Gleasman, Gary A. Siconolfi, Joseph Alberti and Daniel R. Bickel were elected at the annual meeting of shareholders in January 2004. Read D. McNamara was appointed chairman of the board effective June 15, 2004. While management has no reason to believe that any nominee will not be available as a candidate, should such a situation arise, the proxy may be voted for the election of other persons as directors.

The names of the nominees, their ages as of December 1, 2004 and certain other information about them are set forth below:

Nominee	Principal Occupation	Age	Served As Director Since
Read D. McNamara 777 Allens Creek Road Rochester, New York 14618 (1)	Chairman of the Board	57	06/15/04
Keith E. Gleasman 11 Pond View Drive Pittsford, NY 14534 (2)	President, Torvec, Inc.; Director	57	09/26/96
Gary A. Siconolfi 325 VanVoorhis Avenue Rochester, NY 14617 (3)	Director	53	10/31/02
Herbert H. Dobbs 448 West Maryknoll Road Rochester Hills, MI 48309 (4)	Director	73	02/20/98
James A. Gleasman 11 Pond View Drive Pittsford, NY 14534 (5)	Director; Chief Strategist	64	02/20/98
Joseph Alberti 1140 Hillsboro Cove Circle Webster, New York 14580 (6)	Director	55	10/31/02
Daniel R. Bickel 39 Whippletree Road Fairport, New York 14450 (7)	Director	56	10/31/02

(1)   Read McNamara has over thirty years of senior executive experience in the US, Latin American and Asian markets with industry leaders such as Gillette, Pillsbury, Revlon and Bausch & Lomb. He combines extensive line operating experience in $100+ Million business units with experience on the boards of both publicly and privately owned companies.

(2)   Co-Inventor with Vernon E. Gleasman on all Torvec patents, Mr. Gleasman's strengths include his extensive marketing and sales executive experience, in addition to his design and development knowledge. His particular expertise has been in the area of defining and demonstrating the products to persons within all levels of the automotive industry, race crew members, educators and students.

> o   As former Vice President of Sales for the unrelated Gleason Corporation (Power Systems Division), designed and conducted seminars on vehicle driveline systems for engineers at the U.S. army tank automotive command.
>
> o   Designed a complete nationwide after-market program for the Torsen Differential, which included trade show participation for the largest after-market shows in the U.S., SCORE and SEMA.
>
> o   Extensive after-market experience including pricing, distribution, sales catalogs, promotions, trade show booths designs and vehicle sponsorships.
>
> o   Responsible for over 300 articles in trade magazines highlighting the Torsen Differential (e.g., Popular Science, Auto Week, Motor Trend, Off-Road, and Four Wheeler).
>
> o   Designed FTV vehicle prototype, (from concept to assembly).
>
> o   Assisted in developing engineering and manufacturing procedures for the Torsen Differential and for all of the Torvec prototypes.
>
> o   Instructed race teams on use of the Torsen Differential (Indy cars, Formula 1, SCCA Trans-Am, IMSA, GTO, GTU, GT-1, NASCAR, truck pullers and off-road racers).
>
> o   Has been trained for up-to-date manufacturing techniques such as NWH, statistical process control and MRP II.

Mr. Gleasman has extensive technical and practical experience, covering all aspect of the company's products such as, promotion, engineering and manufacturing.

(3)   Mr. Siconolfi was the owner and general manager of Panorama Dodge, Inc., Penfield New York from 1994-1995 and of Panorama Collision, Inc., East Rochester, New York from 1989-1995. He started and managed a highly successful auto/truck dealership and collision business, building the business to annual sales of $20 million, with 5 departments and 65 employees.

Prior to opening the dealership and collision business, Mr. Siconolfi acquired an excellent foundation in the automotive business, working in sales, sales management and general management at Vanderstyne Ford, Schrieber Buick, Judge Motor Corporation and Meisenzahl Auto Parts, all in the Rochester area. He has completed 100+ programs sponsored by Chrysler Corporation, Ford Motor Company and General Motors in fields such as management, sales management, sales, customer relations, human resources and service training. He earned numerous awards given by these companies.

A very active participant in his community, Mr. Siconolfi is currently involved in commercial real estate.

(4)   Dr. Dobbs, Ph.D., P.E., has worked at every level from design engineer to technical director of an Army Major Commodity Command at the two-star level. He has worked as a hands-on engineer and scientist in industry and government, commanded field units, managed Army R & D programs and laboratories and currently has his own practice as a consultant engineer. He has the broad background needed to guide the company's growth and development.

During his career he has:

- o   Worked as a manufacturing engineer.
- o   Worked as a design engineer in the aircraft and missile industry.
- o   Managed Army laboratories as a captain, lieutenant colonel and colonel.
- o   Organized, implemented and operated the theater-wide "Red Ball Express" quick response supply system in Vietnam to get disabled weapons and other critical equipment repaired and back into combat as rapidly as possible.
- o   Done basic research on multi-phase turbulent fluid dynamics supporting development of the gas turbine primary power system now used in the M1 Abrams Main Battle Tank (MBT).
- o   Managed advanced development of the laser guided 155mm-artillery shell now known as the "Copperhead".
- o   Served in Taiwan as a member of the U.S. Military Assistance Advisory Group (MAAG) working with the Republic of China Army General Staff.
- o   Served as liaison officer between the Army and Air Force for development of the laser seeker for the Hellfire missile.

o Guided development of a new family of tactical vehicles for the Army, including the High Mobility Multipurpose Wheeled Vehicle (HMMWV) now known as the "Hummer", which uses Vernon Gleasman's Torsen® differential.

o Served as Technical Director of U.S. Army Tank-automotive Command* (TACOM), which then employed some 6,400 people and is responsible for all support of U.S. military ground vehicles (a fleet of 440,000) from development to ultimate disposal with a budget of nearly $10 billion a year. He was also responsible for negotiation and management of military automotive R&D agreements with the French and German Ministries of Defense.

* Now the U.S. Army Tank-Armaments Command.

At the end of 1985, Herbert H. Dobbs left government service and started his own consulting practice and began working with the Gleasmans to develop and market Vernon Gleasman's inventions. Herbert H. Dobbs holds a Ph.D. in Mechanical Engineering from the University of Michigan and is a registered professional engineer in Michigan. He holds several patents of his own and, among many affiliations, is a member of SAE, ASME, NSPE, AAAS, Sigma XI, AUSA, NDIA and the U.S. Army Science Board. The last named organization is a small group of senior technical and managerial people chosen from industry and academia to provide direct advice to the Secretary of the Army, the Chief of Staff, and the Department of the Army concerning issues of policy, budgets, doctrine, organization, training and technology.

(5) James A. Gleasman has been a director and consultant of the company since its inception. His business background includes the following:

o Life-long entrepreneur.

o Skilled in management, finance, strategic planning, organizing and marketing.

o Co-inventor of the Gleasman steer drive mechanism.

o Established manufacturing of the Torsen® Differential in Argentina, Brazil, etc.

o Former principal with two companies formerly owned by the Gleasman family.

o Set business strategies for small companies' dealings with large companies.

o Joint venture partner with Clayton Brokerage Co. of St. Louis, MO.

o Owned financial-consulting business.

o Negotiated with numerous Asian Corporations (including Mitsubishi and Mitsui).

o Educated in Asian philosophy, business practices and culture.

(6)　　Mr. Alberti was project manager for Johnson & Johnson's Clinical Diagnostics NAD facility from 1995-1998 where he transformed an existing 45,000 square feet warehouse facility to become a Food and Drug Administration regulated "clean room" manufacturing facility. He founded Alberti Associates in 1995 to provide project and facilities management services for industrial, pharmaceutical and commercial properties. From 1996-1998, Alberti Associates was retained by Boston University to provide project management services for abatement of environmental code violations..

(7)　　Daniel R. Bickel is a partner in the accounting firm of Bickel & Dewar, C.P.A.'s, an accounting firm providing a variety of accounting services to small to medium sized business. The services provided include audits, reviews, compilations, business and personal consulting, business acquisition and sale assistance and income tax preparation. Mr. Bickel is a graduate of the Rochester Institute of Technology. He has been licensed in New York State as a certified public accountant for almost 30 years and is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants. He has served as an officer and director of numerous non-profit and civic organizations.

Relationships; Agreements

Keith E. and James A. Gleasman are brothers. There are no other family relationships among any of the directors or executive officers of the company. There are no agreements or arrangements for the nomination or the appointment of any persons to the Board of Directors.

CORPORATE GOVERNANCE

Role of the Board of Directors

All corporate authority resides in the Board of Directors as the representative of the shareholders. The Board has delegated authority to management in order to implement Torvec's mission of maximizing long-term shareholder value, while adhering to the laws of the jurisdictions where we operate and at all times observing the highest ethical standards.

Such delegated authority includes the authorization of spending limits and the authority to hire consultants and employees and terminate their services. The Board retains responsibility to recommend candidates to the shareholders for election to the Board of Directors. The Board retains responsibility for selection and evaluation of the chief executive officer, determination of senior management compensation, approval of the annual budget, assurance of adequate systems, procedures and controls, as well as assisting in the preparation and approval of strategic plans. Additionally, the Board provides advice and counsel to senior management.

All major decisions are considered by the Board as a whole, however, the Board has chosen to exercise certain of its responsibilities through committees of the Board. The Board has established three standing committees - an Audit Committee, a Nominating Committee, and a Compensation and Governance Committee.

It is the company's policy that all directors attend the annual shareholders meeting. All directors attended last year's annual shareholders meeting.

Operation of the Board and its Committees

The Board of Directors of the company met 13 times during the fiscal year from January 1, 2004 through December 1, 2004. For the fiscal year, each incumbent director, except for Daniel R. Bickel, attended, either in person or by telephonic conferences as permitted by the company's Bylaws, 90% of the total number of meetings held during the period for which he was a director and 100% of the total number of meetings of the committees of the Board on which he served during the period for which he was a member of such committee(s). Mr. Bickel attended 80% of the Board's meetings and 100% of the total number of meetings of the committees of the Board on which he served.

A majority of the company's directors are independent as independence is defined in Rule 4200(a)(15) of the National Association of Securities Dealers, Inc. listing standards and as defined by Rule 10A-3(b)(1)(ii) promulgated by the Securities and Exchange Commission. In accordance with requirements of the National Association of Securities Dealers, Inc. for NASDAQ listed companies, the company's independent directors held regularly scheduled meetings at which only independent directors were present ("executive sessions") in order to enhance communication among our independent directors.

Our independent directors are Herbert H. Dobbs, Joseph Alberti, Daniel R. Bickel and Gary A. Siconolfi.

The Audit Committee

The company's Board of Directors adopted an Audit Committee charter delineating the composition and the responsibilities of the Audit Committee which became effective on April 17, 2000. The charter was revised by the Board on January 15, 2003 to further delineate the Committee's responsibilities and authority in accordance with provisions of the Sarganes-Oxley Act of 2002. The charter is on the company's website at www.torvec.com. It was also filed as an appendix to the proxy statement distributed to shareholders in connection with last year's annual meeting.

The primary function of the Audit Committee as stated in its charter is to assist the Board of Directors in fulfilling its oversight responsibilities relating to monitoring the quality, reliability and integrity of the company's external financial reporting process, the adequacy of the company's internal controls particularly with respect to the company's compliance with legal and regulatory requirements and corporate policy, and the independence and performance of the company's registered public accounting firm who is ultimately accountable and must report directly to the Audit Committee. More specifically, the Audit Committee is directly responsible for:

o   the appointment, compensation, retention and oversight of the work of the registered public accounting firm engaged (including the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services;

o the pre-approval of all auditing and legally permissible non-auditing services to be performed by the company's registered public accounting firm;

o the disclosure by the company of all pre-approved non-audit services in periodic reports filed by the company with the Securities and Exchange Commission;

o the disclosure by the company of the number and name(s) of each Audit Committee member who is an "audit committee financial expert" as defined by the Charter in accordance with rules promulgated by the Securities and Exchange Commission;

o the establishment of internal procedures for complaints concerning the company's accounting, internal accounting controls or auditing matters; and

o the engagement of independent counsel and advisors as it determines necessary to carry out its duties and the funding therefore.

The Audit Committee met four times in fiscal year 2004. During fiscal year 2004, the Audit Committee was composed of three directors, namely Herbert H. Dobbs, Daniel R. Bickel and Joseph Alberti.

All members of the Audit Committee are "independent" as independence is defined in Rule 4200(a)(15) of the National Association of Securities Dealers, Inc. listing standards and as defined by Rule 10A-3(b)(1)(ii) promulgated by the Securities and Exchange Commission. Daniel R. Bickel has been appointed the Audit Committee's "financial expert" as defined by the Audit Committee's charter in accordance with rules promulgated by the Securities and Exchange Commission.

The Nominating Committee

At its meeting held on October 5, 2004, the board established a Nominating Committee and elected Read D. McNamara, Joseph Alberti, and Herbert H. Dobbs as members of the Committee. Each of these persons is an independent director as defined by Rule 10A-3(b)(1)(ii) promulgated by the Securities and Exchange Commission. Messrs. Alberti and Dobbs are independent directors as defined by Rule 4200(a)(15) of the National Association of Securities Dealers, Inc. Mr. McNamara is not independent under NASD Rule 4200(a)(15), since he is a member of CXO on the GO, LLC, the company's management consulting firm.

However, in accordance with a limited exception to such NASD Rule, Mr. McNamara serves on the Nominating Committee since, in the judgment of the Board, it is in the best interests of the company and its shareholders that he do so.

The Committee met once in the period since its creation (October 5, 2004) through December 1, 2004.

On November 9, 2004, the board adopted the Nominating Committee charter, a copy of which is attached to this Proxy Statement as Appendix A.

As specified in its charter, the purpose of the Nominating Committee is to identify, consider and recommend qualified individuals to the Board for election as directors, including the slate of directors that the Board proposes for election by shareholders at the annual meeting. The charter sets forth the following policy and procedures with respect to the consideration of any director candidates recommended by security holders:

> Shareholders wishing to directly nominate candidates for election to the board of directors at an annual meeting must do so by giving notice in writing to the chairman of the Nominating Committee, Torvec, Inc., Powder Mills Office Park, 1169 Pittsford-Victor Rd., Suite 125, Pittsford, New York 14534. The notice with respect to any annual meeting must be delivered to the chairman not less than 120 days prior to the anniversary of the preceding year's annual meeting. The notice shall set forth (a) the name and address of the shareholder who intends to make the nomination; (b) the name, age, business address and residence address of each nominee; (c) the principal occupation or employment of each nominee; (d) the class and number of shares of Torvec securities which are beneficially owned by each nominee and by the nominating shareholder; (e) any other information concerning the nominee that must be disclosed in nominee and proxy solicitations pursuant to Regulation 14A of the Securities Exchange Act of 1934; and (f) the executed consent of each nominee to serve as a director of Torvec if elected.

Nominations submitted in accordance with the foregoing procedure will be considered and voted upon by the Nominating Committee. Any shareholder nominee recommended by the Committee and proposed by the Board for election at the next annual meeting of shareholders shall be included in the company's proxy statement for such annual meeting.

The company encourages shareholder communications with management and with independent directors. Any shareholder wishing to communicate directly with management should e-mail or address regular mail to:

Officer	Mailing Address	E-mail
Richard E. Ottalagana Chief Executive Officer	Torvec, Inc. Powder Mills Office Park, 1169 Pittsford-Victor Rd., Suite 125 Pittsford, NY 14534	otto@torvec.com
Keith E. Gleasman President	Torvec, Inc. Powder Mills Office Park, 1169 Pittsford-Victor Rd., Suite 125 Pittsford, NY 14534	kgleasman@torvec.com
James A. Gleasman Chief Strategist	Torvec, Inc. Powder Mills Office Park, 1169 Pittsford-Victor Rd., Suite 125 Pittsford, NY 14534	jgleasman@torvec.com
Philip A. Fain Chief Financial Officer and Secretary	Torvec, Inc. Powder Mills Office Park, 1169 Pittsford-Victor Rd., Suite 125 Pittsford, NY 14534	paf911@aol.com

Any shareholder wishing to communicate directly with any of our independent directors should e-mail him as follows:

Herbert H. Dobbs	dr.hh.dobbs@earthlink.net
Joseph Alberti	jalberti@rochester.rr.com
Daniel R. Bickel	dbickel@frontiernet.net
Gary A. Siconolfi	gary1015@rochester.rr.com

Regular mail may be addressed to: Torvec Independent Directors c/o Torvec, Inc.
Powder Mills Office Park
1169 Pittsford-Victor Rd., Suite 125
Pittsford, NY 14534
Attention: Joseph Alberti

The Nominating Committee charter also sets forth the qualifications and a specific description of skills that members of the board of the company should possess, regardless of by whom nominated:

> In recommending candidates, the Committee shall consider the candidates' mix of skills, experience with businesses and other organizations of comparable size, reputation, background and time availability (in light of anticipated needs), the interplay of the candidate's experience with the experience of other board members, the extent to which the candidate would be a desirable addition to the board and any committees of the board and any other factors the Committee deems appropriate. At a minimum, the Committee shall address the following skill sets in evaluating director candidates: accounting or finance, business or management experience, industry knowledge, customer base experience or perspective, international marketing and business experience, strategic planning and leadership experience.
>
> Directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interest of the shareholders. They must also have an inquisitive and objective perspective, practical wisdom and mature judgment. The board should represent diverse experience at policy making levels in business, government, education and technology, and in areas that are relevant to the company's worldwide activities.
>
> Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serve on the Board for an extended period of time. Directors should consider offering their resignation in the event that significant change in their personal circumstances, including their health, family responsibilities, or a change in their principal job responsibilities, would preclude them from devoting sufficient time to carrying out their responsibilities effectively.
>
> The board does not believe that arbitrary term limits on director service are appropriate, nor does it believe that directors should expect to be renominated automatically. The contribution of each member as a member of a committee or the board shall be evaluated each year by the Committee before his renomination is recommended to the board.

The Compensation and Governance Committee

At its meeting held on October 5, 2004, the board established a Compensation and Governance Committee and elected Joseph Alberti, Daniel R. Bickel and Gary A. Siconolfi as members of the Committee. All members of the Committee are independent within the meaning of Rule 10A-3(b)(1)(ii) and Rule 4200(a)(15) promulgated by the Securities and Exchange Commission and the National association of Securities Dealers, Inc. respectively.

The Committee met once in the period since its creation (October 5, 2004) through December 1, 2004.

The purpose of the Compensation and Governance Committee is to regularly monitor the effectiveness of management policies and decisions including the execution of the company's strategies in order to insure that the company represents the shareholders' interests, including optimizing long term as well as short term financial returns. The Committee also (1) reviews and makes recommendations to the Board of Directors on employment and business consultants policies, forms and levels of compensation, including specifically, the performance and level of compensation of the officers and top management personnel of the company; and (2) reviews and makes recommendations to the Board on the operation, performance and administration of the company's employee benefit plans, including the company's Business Consultant's Stock Plan, Employee Stock Option Plan, and Nonmanagement Directors Plan.

At its meeting held on November 9, 2004, the Committee adopted a statement of Corporate Governance Principles which is attached to this Proxy Statement as Appendix B.

Sarbanes-Oxley Compliance

The Sarbanes-Oxley Act of 2002 was enacted on July 30, 2002. The statute addresses, among other issues, corporate governance, auditing and accounting, executive compensation and enhanced and timely disclosure of corporate information. On November 4, 2003, the National Association of Securities Dealers, Inc. adopted final NASD Rules addressing corporate governance director independence and corporate accountability.

The Board of Directors has acted to strengthen and improve its already strong corporate governance practices. Following is a summary of formal policies the Board has adopted to comply with Sarbanes-Oxley, the NASD Rules and to enhance shareholder confidence in the company.

a.) **Code of Business Conduct and Ethics**

The company's Code of Business Conduct and Ethics applies to all members of the board, all senior executive and financial officers, and all employees of the company, its divisions and its subsidiaries. The Code mandates that all company personnel observe the highest standards of business and personal conduct in the performance of their duties and responsibilities, especially in dealing with other company personnel, our shareholders, the general public, the business community, customers, suppliers, and governmental authorities. It addresses conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of corporate assets, compliance with laws, rules and regulations and requires the reporting of any illegal or unethical behavior.

We require our employees, our officers and directors to talk to supervisors, managers or other appropriate personnel to report and discuss any known or suspected unethical, illegal or criminal activity involving the company and/or its employees. We have established a compliance network which allows employees, officers and directors to anonymously report any known or suspected violation of laws, rules, regulations or the Code of Business Conduct and Ethics.

Waivers of the Code's provisions are generally not permitted, may be granted only by the Board of Directors, and if granted, will be disclosed to the company's shareholders.

b.) **Financial Integrity and Compliance Program**

The company's Financial Integrity and Compliance Program mandates that the company's results of operations and financial position must be recorded in accordance with the requirements of law and generally accepted accounting principles and that all books, records and accounts must be maintained in reasonable detail so that they accurately and fairly reflect the business transactions and disposition of assets of the company. The written policy requires all personnel responsible for the preparation of financial information to ensure that the company's financial policies and internal control procedures are followed and holds each employee involved in creating, processing and recording financial information accountable for the integrity of the financial reporting process. The program establishes a network for the receipt, retention, and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters and provides for the submission (including the confidential anonymous submission) by company employees of concerns they may have regarding questionable accounting or auditing matters.

c.) **Corporate Governance Principles**

See Appendix B for our statement of corporate governance principles.

Our code of business conduct and ethics, our financial integrity and compliance program, our statement of corporate governance principles and additional information on our corporate governance policies is available on our website at: www.torvec.com.

Controls and Procedures

Richard E. Ottalagana and Philip A. Fain, the company's chief executive officer and chief financial officer, respectively, have informed the Board of Directors that, based upon their evaluations of the company's disclosure controls and procedures as of the end of the period covered by its annual report (Form 10-KSB), such disclosure control and procedures are effective to ensure that information required to be disclosed by the company in the reports it submits under the Securities Exchange Act of 1934 is accumulated and communicated to management (including the chief executive officer and chief financial officer) as appropriate to allow timely decisions regarding required disclosure.

Management, with the participation of the company's chief executive and chief financial officers, has concluded that there were no changes in the company's internal control over financial reporting that occurred during the company's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

Director Compensation

At its meeting held on October 19, 2004, the board adopted a nonmanagement directors compensation plan for services rendered by directors who are not employees, consultants or in any way, part of management.

For service as members of the company's board of directors and its committees, nonmanagement directors who have been board members for at least one full year and have attended, in person or by telephonic conference as permitted by our By-laws, at least 75% of both board meetings and meetings of committees of which they are a member shall receive warrants to purchase up to 12,000 common shares at a purchase price of $.01 per share. The warrants are issued quarterly on a pro rata basis. The warrant term is for a period of ten years.

The plan became effective on October 1, 2004. For the year ended December 31, 2004, Herbert H. Dobbs, Joseph Alberti, Gary A. Siconolfi and Daniel R. Bickel will receive 3,000 warrants in accordance with this plan.

Directors and executive officers, key employees, advisors or consultants to the company are eligible to participate in the 1998 Stock Option Plan which was approved by the shareholders on May 27, 1998. No options were granted under the plan in fiscal 2004. The 1998 Stock Option Plan is discussed beginning on page 32 of this Proxy Statement.

As previously disclosed in our periodic reports furnished to the Securities and Exchange Commission, Keith E. Gleasman and James A. Gleasman did not receive any compensation from the company for the services they rendered to the company during all or fiscal 2004

Vote Required

Each nominee must be elected by the affirmative vote of a plurality of the shares of common stock of the company present in person or by proxy and entitled to vote at the annual meeting.

Recommendation of the Board:

THE BOARD RECOMMENDS A VOTE FOR
THE ELECTION OF ALL NOMINEES NAMED ABOVE

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has appointed Eisner, LLP as our independent auditors for our fiscal year ended December 31, 2004.

A representative of Eisner, LLP is expected to be present at the annual meeting. This representative will have an opportunity to make a statement and will be available to respond to appropriate questions.

Principal Accountant Fees and Services

Audit Fees

The aggregate amount the company was billed for professional services rendered by Eisner, LLP for the audit of the company's annual financial statements, for the review of the company's financial statements included in the company's quarterly reports filed with the Securities and Exchange Commission, and for services normally provided in connection with statutory and regulatory filings or engagements for each of the immediately preceding two fiscal years were:

Fiscal 2002	Fiscal 2003
$70,500	$70,000

Audit-Related Fees

The aggregate amount the company was billed for professional services rendered by Eisner, LLP for audit related services for each of the immediately preceding two fiscal years were:

Fiscal 2002	Fiscal 2003
$23,000	$7,500

Such audit-related services specifically included due diligence related to mergers and acquisitions, accounting consultations, internal control reviews, attest services and consultation concerning financial accounting and reporting standards.

Tax Fees

The aggregate amount the company was billed for professional services rendered by PricewaterhouseCoopers, LLP for tax compliance, tax planning and tax advice for each of the immediately preceding two fiscal years were:

Fiscal 2002	Fiscal 2003
None	None

These services specifically included:

- tax return compliance for federal and state income/franchise tax purposes; and

- advice and/or opinions on tax planning and tax reporting matters, including research, discussions, preparation of memorandums and attendance at meetings, as mutually determined to be necessary, including but not limited to the following areas - international taxes, mergers, acquisitions and divestitures, employee compensation, benefits and related reporting requirements, accounting methods, response to inquiries and notices regarding federal and state taxes.

All Other Fees

The aggregate amount the company was billed for professional services rendered by Eisner, LLP for all legally permissible non-audit services, other than audit-related services and tax services, for each of the immediately preceding two fiscal years were:

Fiscal 2002	Fiscal 2003
None	None

These services specifically included registration statement review and assisting the Audit Committee in fulfilling its responsibilities in connection with the financial reporting process and services rendered in connection with the requirement that Eisner, LLP timely report to the Audit Committee regarding critical accounting policies and practices and Public Company Accounting Oversight Board (PCAOB) standards regarding alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management and regarding any other material, written information provided by Eisner, LLP to the Audit Committee in order to facilitate auditor and management oversight by the Audit Committee.

Pre-Approval Policies and Procedures

Article II of our Audit Committee Charter, as amended, specifically provides that the Audit Committee must pre-approve all auditing and legally permissible non-auditing services to be performed by the company's registered public accounting firm. In accordance with such mandate the Audit Committee has established a set of procedures governing the pre-approval process. Under the procedure, for each fiscal year, the Committee first shall determine the general nature and scope of the audit, audit-related, tax and other legally permissible non-audit services to be performed by the company's registered accounting firm. Prior to the performance of any services, the Committee shall require such firm to submit to the Committee one or more engagement letter(s) delineating specific audit, audit-related, tax and other legally permissible non-audit services to be rendered (together with a schedule of fees with respect to each of such services). Upon receipt of such engagement letter(s), the Committee shall review and approve such engagement letter(s) in advance of the performance of any such services, including the specific advance approval of fees in connection with each of such services. Upon approval and execution of each of such engagement letter(s) by the Committee, the registered public accounting firm shall perform such pre-approved services in accordance with the terms and conditions of each engagement letter and shall not engage in any other services unless each of said services, if any, shall have been specifically approved (including the specific approval of all fees associated therewith) by the Audit Committee in advance of the rendering any such service.

Vote Required

This proposal requires the affirmative vote of a majority of the shares of common stock of the company present in person or by proxy and entitled to vote at the annual meeting.

Recommendation of the Board:

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 2

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information concerning the beneficial ownership of the shares of our common stock as of December 1, 2004 by:

o   each person who is known by us to beneficially own more than 5% of our common stock;

o   each of our directors;

o   each of our named executive officers; and

o   all of our directors and executive officers as a group.

The number and percentage of shares beneficially owned are based on 28,890,649 shares of common stock outstanding as of December 1, 2004. Beneficial ownership is determined under rules promulgated by the Securities and Exchange Commission. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of December 1, 2004 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of calculating the number of shares beneficially owned and the percentage ownership of that person, but are not deemed to be outstanding for the purpose of calculating the percentage ownership of any other person. Except as indicated in the footnotes to this table, these persons have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Name and Address of Beneficial Owner	Number of Shares Owned	Percent of Shares Owned
Vernon E. Gleasman 11 Pond View Drive Pittsford, NY 14534	3,090,750[1]	10.55%

(1)   Includes 491,566 shares attributable to ownership by Mrs. Margaret Gleasman. Includes 25,000, 275,734 and 95,455 shares which may be purchased through the exercise of ten year options granted on December 1, 1997, September 30, 2002 and January 5, 2004, respectively, all exercisable at $5.00 per share.

Name and Address of Beneficial Owner	Position	Number of Shares Owned	Percent of Shares Owned
Read D. McNamara 777 Allens Creek Road Rochester, New York 14618	Chairman of Board	500	Less than 1%
Keith E. Gleasman 11 Pond View Drive Pittsford, New York 14534	President, Torvec, Inc.; Director	9,562,528(1)	32.83%
Gary A. Siconolfi 325 VanVoorhis Avenue Rochester, New York 14617	Director	150,000(2)	Less than 1%
Herbert H. Dobbs 448 West Maryknoll Road Rochester Hills, MI 48309	Director	438,550(3)	1.51%
James A. Gleasman 11 Pond View Drive Pittsford, New York 14534	Director, Chief Strategist	6,433,601(4)	21.98%
Joseph Alberti 1140 Hillsboro Cove Circle Webster, New York 14580	Director	158,002(5)	Less than 1%
Daniel R. Bickel 39 Whippletree Road Fairport, New York 14450	Director	25,100(6)	Less than 1%
Richard E. Ottalagana 965 Strong Road Victor, NY 14564	Chief Executive Officer	0	0%
Philip A. Fain 35 Chelsea Park Pittsford, NY 14534	Chief Financial Officer	0	0%
Samuel M. Bronsky 6653 Main Street Williamsville, NY 14221	Chief Accounting Officer	116,024(7)	Less than 1%
All Executive Officers and Directors as a Group		16,884,305(8)	56.45%

(1)   Includes 25,000, 181,149 and 31,818 shares which may be purchased through the exercise of ten year options granted on December 1, 1997, exercisable at $5.00 per share. Includes 1,400,000 shares held by the Vernon E. Gleasman Grandchildren's Trust and 1,400,000 shares held by the Margaret F. Gleasman's Grandchildren's Trust of which Mr. Gleasman is co-trustee. Includes 1,666,666 shares held by the James A. Gleasman Children's Trust of which Mr. Gleasman is co-trustee.

(2)   Includes 100,000 shares which may be purchased through the exercise of a ten year option granted on October 15, 2003, exercisable at $5.00 per share.

(3)   Includes 100,000 shares which may be purchased through the exercise of a ten year option granted on January 1, 1998, exercisable at $5.00 per share.

(4)   Includes 25,000, 270,164 and 39,575 shares which may be purchased through the exercise of ten year options granted on December 1, 1997, September 30, 2002 and January 5, 2004, respectively, all exercisable at $5.00 per share. Includes 1,400,000 shares held by the Vernon E. Gleasman Grandchildren's Trust and 1,400,000 shares held by the Margaret F. Gleasman Grandchildren's Trust of which Mr. Gleasman is co-trustee.

(5)   Includes 100,000 shares which may be purchased through exercise of a ten year option granted on October 15, 2003, exercisable at $5.00 per share.

(6)   Includes 25,000 which may be purchased through exercising a ten year option granted on October 15, 2003, exercisable at $5.00 per share.

(7)   Includes 100,000 shares which may be purchased through exercising a ten year option granted on August 29, 2001, exercisable at $5.00 per share.

(8)   Includes an aggregate 997,706 shares which may be purchased through the exercise of options all of which are exercisable at $5.00 per share,1,400,000 shares held by the Vernon E. Gleasman Grandchildren's Trust, 1,400,000 shares held by the Margaret F. Gleasman Grandchildren's Trust and 1,666,666 held by the James A Gleasman Children's Trust. The 2,800,000 shares owned by Vernon and Margaret Gleasman's Grandchildren's Trusts are counted only once for this calculation.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, our executive officers and persons who own more than 10% of our common stock to file initial reports of ownership (Form 3) and reports of changes in ownership of our common stock (Forms 4 and 5) with the Securities and Exchange Commission. These persons are required by SEC regulations to furnish us with copies of all section 16(a) reports they file. To our knowledge, based solely on our review of the copies of such reports received or written representations from such persons that no reports were required, we believe that during our fiscal year ended December 31, 2003 and for the period January 1, 2004 through December 1, 2004, all such persons complied with all applicable filing requirements.

Item 10. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the aggregate compensation paid or accrued to the company's chief executive officer, each of the four other most highly compensated officers and consultants by the company for services rendered for the fiscal year ended December 31, 2003 and the compensation received by each of these people for the two preceding years.

	Annual Compensation		Long Term Compensation Awards	
Name and Position	Years	Salary or Consultants Fee	Options Granted	Stock Awards
Eric Steenburgh	2003	0	0	0
Chief Executive Officer(1)	2002	0	0	0
	2001	0	0	0
Keith E. Gleasman	2003	122,500(2)	33,818(2)	0
President	2002	37,500	181,149	0
	2001	75,000	0	0
Gary A. Siconolfi	2003	(3)	(3)	0
Secretary	2002	0	0	0
	2001	0	0	0
James A. Gleasman	2003	92,700(4)	39,575(4)	0
Chief Strategist	2002	37,500	270,164	0
	2001	60,000	0	0
Vernon E. Gleasman	2003	25,000(5)	95,455(5)	0
Consultant	2002	37,500	275,734	0
	2001	60,000	0	0
Samuel M. Bronsky	2003	0	0	0
Chief Accounting Officer	2002	0	100,000	0
	2001	0	0	0

(1)   Mr. Steenburgh resigned as chief executive officer and chairman of the board effective May 31, 2004.

(2)   On December 1, 1997, the company entered into a 3 year consulting agreement with Keith E. Gleasman, under which he is obligated to devote substantially all of his business and professional time to the company in the capacity of consultant to the company. Under such agreement, Mr. Gleasman is entitled to receive an annual consulting fee of $150,000 and was granted an option to purchase 25,000 shares of the company's common stock pursuant to the company's 1998 Stock Option Plan. The consulting agreement was extended as of December 1, 2000 for an additional 3 years and was modified to authorize the Board of Directors, in its sole discretion, to pay accrued and future consulting fees in cash or the capital stock of the company, or a combination of both, at such times as the Board deems appropriate.   Pursuant to the consulting agreement, the company granted 33,818 options at $5.00 per share in partial payment of Keith Gleasman's fee through December 31, 2003. The consulting agreement which expired on December 1, 2003, was not renewed. Mr. Gleasman will continue to provide consulting services during fiscal 2004. He will sell his own shares at the rate of approximately 500 shares per day in lieu of receiving a consulting fee.

(3)   Mr. Siconolfi was granted a nonqualified stock option on October 15, 2003, for 100,000 common shares, which options are immediately exercisable at $5.00 per share.

(4)   On December 1, 1997, the company entered into a 3 year consulting agreement with James A. Gleasman, under which he is obligated to devote substantially all of his business and professional time to the company in the capacity of consultant to the company. Under such agreement, Mr. James A. Gleasman is entitled to receive an annual consulting fee of $150,000 and was granted an option to purchase 25,000 shares of the company's Common Stock pursuant to the Company's 1998 Stock Option Plan. The consulting agreement was extended as of December 1, 2000 for an additional 3 years and was modified to authorize the Board of Directors, in its sole discretion, to pay accrued and future Gleasman consulting fees in cash or the capital stock of the Company, or a combination of both, at such times as the Board deems appropriate. Pursuant to the consulting agreement, company granted 39,575 options at $5.00 per share in partial payment of James Gleasman's fee through December 31, 2003. The consulting agreement, which expired on December 1, 2003, was not renewed. Mr. Gleasman will continue to provide consulting services during fiscal 2004. He will sell his own shares at the rate of approximately 500 shares per day in lieu of receiving a consulting fee.

(5)   On December 1, 1997, the company entered into a 3 year consulting agreement with Vernon E. Gleasman, under which he is obligated to devote substantially all of his business and professional time to the company in the capacity of Consultant to the company. Under such agreement, Mr. Vernon Gleasman is entitled to receive an annual consulting fee of $150,000 and was granted an option to purchase 25,000 shares of the company's Common Stock pursuant to the company's 1998 Stock Option Plan. The consulting agreement was extended as of December 1, 2000 for an additional 3 years and was modified to authorize the Board of Directors, in its sole discretion, to

pay accrued and future Gleasman consulting fees in cash or the capital stock of the company, or a combination of both, at such times as the Board deems appropriate. The company granted 95,455 options at $5.00 per share in payment of Vernon Gleasman's fee through December 31, 2003. The consulting agreement, which expired on December 1, 2003, was not renewed. Mr. Gleasman will continue to provide consulting services during fiscal 2004. He will sell his own shares at the rate of approximately 500 shares per day in lieu of receiving a consulting fee.

Option/SAR Grants in Last Fiscal Year

The following table sets forth certain information for the named executive officers as well as the company's consultants with respect to the grant of options to purchase common stock during the fiscal year ended December 31, 2003.

Name	Shares Underlying Options Granted	% of Options Granted	Exercise Price	Expiration Date
Eric Steenburgh	0	0%	-	-
Keith E. Gleasman	31,818	11.92%	$5.00	12/21/13
James A. Gleasman	39,575	14.83%	$5.00	12/21/13
Vernon E. Gleasman	95,455	35.77%	$5.00	12/21/13
Samuel M. Bronsky	0	0%	$0	--
Gary A. Siconolfi	100,000	37.48%	$5.00	10/14/13

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth certain information for the named executive officers as well as the company's consultants with respect to the exercise of options to purchase common stock during the fiscal year ended December 31, 2003 and the number and value of securities underlying unexercised options held by the named executive officers as well as the company's consultants as of such date.

Name	Shares Acquired on Exercise	Value Realized	Number of Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Eric Steenburgh	0	0	0	0	$ 0	$ 0
Keith E. Gleasman	0	0	237,967	0	$ 0	$ 0
James A. Gleasman	0	0	238,739	0	$ 0	$ 0
Vernon E. Gleasman	0	0	396,189	0	$ 0	$ 0
Gary A. Siconolfi	0	0	100,000	0	$ 0	$ 0
Samuel M. Bronsky	0	0	100,000	0	$ 0	$ 0

(1)   The closing price of the company's common stock on December 31, 2003 was $2.43 per share. Since the per share exercise price is $5.00 under the option agreements, none of the options were "in-the-money" as of that date.

Year 2003 Options

225,000 options were granted under the company's 1998 Stock Option Plan in the fiscal year ended December 31, 2003.

1998 Stock Option Plan

On December 1, 1997, the company's Board of Directors adopted the company's 1998 Stock Option Plan pursuant to which officers, directors, key employees and/or consultants of the company may be granted incentive stock options and/or non-qualified stock options to purchase up to an aggregate of 2,000,000 shares of the company's common stock. On May 27, 1998, the company's shareholders approved the 1998 Stock Option Plan. On December 17, 1998, the company registered the shares reserved for issuance under the 1998 Stock Option Plan under the Securities Act of 1933.

With respect to incentive stock options, the Plan provides that the exercise price of each such option must be at least equal to 100% of the fair market value of the common stock on the date that such option is granted (110% of fair market value in the case of shareholders who, at the time the option is granted, own more than 10% of the total outstanding common stock), and requires that all such options have an expiration date not later than the date which is one day before the tenth anniversary of the date of the grant of such options (or the fifth anniversary of the date of grant in the case of 10% shareholders). However, in the event that the option holder ceases to be an employee of the company, such option holder's incentive options immediately terminate. Pursuant to the provisions of the Plan, the aggregate fair market value, determined as of the date(s) of grant, for which incentive stock options are first exercisable by an option holder during any one calendar year cannot exceed $100,000.

With respect to non-qualified stock options, the Plan permits the exercise price to be less than the fair market value of the common stock on the date the option is granted and permits Board discretion with respect to the establishment of the terms of such options. Unless the

Board otherwise determines, in the event that the option holder ceases to be an employee of the company, such option holder's non-qualified options immediately terminate.

The company's Board of Directors granted stock options under the 1998 Stock Option Plan to Keith, James and Vernon Gleasman on December 22, 2003 entitling them to purchase an aggregate of 166,848 shares of common stock, all of which provide for an exercise price of $5.00 per share, are exercisable immediately in full and terminate in 2013. Previously the Board granted an aggregate 75,000 stock options to Keith, James and Vernon Gleasman, exercisable at $5.00 per share, each of which expires in 2007 and an aggregate 737,047 stock options to Keith, James and Vernon Gleasman, exercisable at $5.00 per share, each of which expires in 2012.

On May 20, 2003, the Board granted an employee stock option for 50,000 shares exercisable at $2.26 per share, which expires in 2013. The Board, on October 15, 2003, granted an aggregate 225,000 stock options to three directors exercisable at $5.00 per share, each of which expires in 2013. The Board also previously granted a current director and two former directors an aggregate 380,000 options, all of which provide for an exercise price of $5.00 per share, are exercisable on a cumulative basis at the rate of 20% per year beginning January 1, 1998, and expire on December 31, 2007.

In August, 2001, the company granted 100,000 options to its chief financial officer at $5.00 per share exercisable immediately. In connection therewith, the Company recorded a stock compensation charge of $398,000. The option expires in 2011.

On October 15, 2003, the company granted 100,000 options to each of Joseph Alberti and Gary A. Siconolfi, exercisable at $5.00 per share for 10 years and 25,000 options to Daniel R. Bickel, exercisable at $5.00 per share for 10 years, solely in their capacities as directors of the company.

No options granted under the Plan have been exercised.

Business Consultants Stock Plan

On June 2, 1999, the company created a Business Consultants Stock Plan and reserved 200,000 shares of the company's $.01 par value common stock, which may be issued from time to time to business consultants and advisors who provide bona fide services to the company, provided that such services are not in connection with the offer or sale of securities of the company in a capital raising transaction and do not directly or indirectly promote or maintain a market for the company's securities.

With respect to the actual issuance by the company of shares for services rendered in accordance with the terms of the Plan, the per share value of such shares is equal to the closing price for the company's common stock on a date which is the date of the event triggering the issuance of the shares or is one business day immediately prior to such date as quoted in the over-the-counter market (OTCBB).

The Company registered the 200,000 shares reserved for issuance under the Business Consultants Stock Plan under the Securities Act of 1933, and the Registration Statement became effective on June 11, 1999. By virtue of such registration, business consultants, who are not affiliates of the Company, may immediately sell such shares in open market transactions without securities law restrictions.

On September 12, 2000, October 11, 2001 and December 13, 2001, the Board authorized an increase in the number of shares under the Plan by 200,000, 200,000, and 100,000 respectively. The company undertook to register the issuance of such shares under cover of Securities and Exchange Commission Form S-8, and such registration statements became effective on October 5, 2000, November 7, 2001 and December 21, 2001, respectively.

On January 24, 2002, the shareholders approved the number of shares reserved under the Plan by 800,000 and on September 30, 2002 and December 20, 2002, the Board authorized an increase in the number of shares reserved under the Plan by 250,000 and 250,000 respectively. The company undertook to register the issuance of such shares under cover of Securities and Exchange Commission Form S-8, and such registration statements became effective on February 1, 2002, November 12, 2002 and January 22, 2003, respectively.

On May 8, 2003 and October 2, 2003 the Board authorized an increase in the number of shares reserved under the Plan by 350,000 shares and 250,000 shares, respectively. The company undertook to register the issuance of such shares under the cover of Securities and Exchange Commission Form S-8 and such registration statements became effective on May 23, 2003 and November 26, 2003 respectively.

On April 19, 2004, the Board authorized an increase in the number of shares reserved under the Plan by 2,500,000. The company undertook to register the issuance of such shares under cover of Securities and Exchange Commission Form S-8 and such registration statement became effective on April 20, 2004.

For the fiscal year ending December 31, 2003, the company issued 738,184 shares of common stock under the Business Consultants Stock Plan.

COMMITTEE REPORTS

Audit Committee Report

The Audit Committee operates under a written charter adopted by the Board of Directors on April 17, 2000 and amended on January 15, 2003. During fiscal 2004, the members of the Audit Committee were Herbert H. Dobbs, Daniel R. Bickel and Joseph Alberti.

The Audit Committee of the Board of Directors is directly responsible for the appointment, compensation and oversight of the work of the registered public accounting firm employed by the company (including resolution of any disagreements between management and the auditor regarding financial reporting) to prepare and issue an audit report or relative work with respect to the company's financial statements.

The Audit Committee has the responsibility to preapprove all audit services and non-audit services to be performed by the company's registered accounting firm.

In carrying out its responsibilities, the Audit Committee requires the company's registered accounting firm to timely of report to it:

> o all critical accounting policies and practices to be used in any audit of the company's financial statements;

> o all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the company's registered public accounting firm; and

> o other material written communications between the registered public accounting firm and management, such as any management letter or schedule of unadjusted differences.

The Audit Committee held four meetings during the 2004 fiscal year. Management represented to the Audit Committee that our financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee met, reviewed and discussed the audited financial statements of the company for its fiscal year ended December 31, 2003 with management and separately, with the company's independent auditors.

The Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees," relating to the conduct of the audit.

The Audit Committee has received the written disclosures and accompanying letter from the independent accountants required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," disclosing to the Audit Committee all relationships between the accountants and the company that may reasonably bear on independence and confirming the accountants' independence. The Audit Committee discussed the issue of independence with the company's independent accountants and received confirmation of such discussion from the independent accountants.

Based upon its review of the audited financial statements and the discussions referred to in this report, the Audit Committee recommended to the Board of Directors that the audited financial statements of the company for its fiscal year ended December 31, 2003 be included in the company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003 for filing with the Securities and Exchange Commission.


Herbert H. Dobbs, Chairman
Daniel R. Bickel
Joseph Alberti


The Notice of the annual meeting of shareholders, this Proxy Statement and accompanying Proxy Card have been authorized by order of the Board of Directors.

/s/Philip A. Fain
Philip A. Fain, Secretary

TORVEC, INC. NOMINATING COMMITTEE CHARTER

Effective October 19, 2004

Purpose

The purpose of the Nominating Committee is to identify, consider and recommend qualified individuals to the Board for election as directors (including the slate of directors that the Board proposes for election by shareholders at the annual meeting), and as members of committees established by the Board.

Duties and Responsibilities

In furtherance of this purpose the Committee shall have the following authority and responsibility:

1. A.   To review periodically with the Board the requisite skills and characteristics for new Board members as well as the composition of the Board as a whole. In recommending candidates, the Committee shall consider the candidate's mix of skills, experience with businesses and other organizations of comparable size, reputation, background and time availability (in light of anticipated needs), the interplay of the candidate's experience with the experience of other Board members, the extent to which the candidate would be a desirable addition to the Board and any committees of the Board and any other factors the Committee deems appropriate. At a minimum, the Committee shall address the following skill sets in evaluating director candidates: accounting or finance, business or management experience, industry knowledge, customer base experience or perspective, international marketing and business experience, strategic planning and leadership experience. In making its recommendations the Committee shall consider candidates proposed by the chief executive officer and, within the bounds of practicality, by any other senior executive or any director or shareholder.

   B.   Directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interest of the shareholders. They must also have an inquisitive and objective perspective, practical wisdom and mature judgment. We endeavor to have a Board representing diverse experience at policy making levels in business and technology, and in areas that are relevant to the company's worldwide activities.

   Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serve on the Board for an extended period of time. Directors should consider offering their resignation in the event that significant change in their personal circumstances, including their health, family responsibilities, or a change in their principal job responsibilities, would preclude them from devoting sufficient time to carrying out their responsibilities effectively.

   The Board does not believe that arbitrary term limits on director service are appropriate, nor does it believe that directors should expect to be renominated automatically. The contribution of each member as a member of a committee or the Board shall be evaluated each year by the committee before his renomination is recommended to the Board.

   C.   A majority of the directors will be independent directors as defined under the listing standards promulgated by the National Association of Securities Dealers, Inc. ("NASD"). These independent directors shall have regularly scheduled meetings without members of management being present, which meetings may, but need not be, held at the same time and place as regularly scheduled meetings of the Board.

   D.   Shareholders wishing to directly nominate candidates for election to the Board of Directors at an annual meeting must do so by giving notice in writing to the chairman of the Nominating Committee, Torvec, Inc., Powder Mills Office Park, 1169 Pittsford-Victor Rd., Suite 125, Pittsford, New York 14534. The notice with respect to any annual meeting must be delivered to the chairman not less than 120 days prior to the anniversary of the preceding year's annual meeting. The notice shall set forth (a) the name and address of the shareholder who intends to make the nomination; (b) the name, age, business address and residence address of each nominee; (c) the principal occupation or employment of each nominee; (d) the class and number of shares of

Torvec securities which are beneficially owned by each nominee and by the nominating shareholder; (e) any other information concerning the nominee that must be disclosed in nominees and proxy solicitations pursuant to Regulation 14A of the Securities Exchange Act of 1934; and (f) the executed consent of each nominee to serve as a director of Torvec if elected. Nominations submitted in accordance with the foregoing procedure will be considered and voted upon by the Nominating Committee. Any shareholder nominee recommended by the Committee and proposed by the Board for election at the next annual meeting of shareholders shall be included in the company's proxy statement for such annual meeting.

2. To review this Charter annually and recommend any proposed changes to the Board for its approval.

3. To periodically review and make recommendations to the Board regarding new director orientation and education as well as recommendations regarding continuing education of directors.

Committee Membership

The Committee shall be comprised of three directors, the majority of whom is, in the judgment of the Board, "independent" under listing standards of the National Association of Securities Dealers, Inc. Members of the Committee shall be appointed by the full Board. The Committee members will be listed in the proxy statement delivered to shareholders in connection with the annual meeting of shareholders.

Resources and Authority of the Committee

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including full access to Torvec employees and officers and internal or external advisers and consultants. If a search firm is engaged by or on behalf of Torvec to identify director candidates, or if a consulting firm is engaged by or on its behalf to assist the Committee with respect to corporate governance principles, the Committee shall have sole authority to retain and terminate any such firm, including sole authority to approve the firm's fees and other retention terms.

Committee Structure and Operation

The Board shall designate one member of the Committee as its chair. The Committee may meet in person or telephonically to act by unanimous written consent. The Committee chair, in consultation with Committee members, shall determine the scheduled meetings of the Committee. Further meeting shall occur, or matters be submitted for action by unanimous written consent, when deemed necessary or desirable by the Committee, its chair, or the chairman of the Board of Torvec. The scheduling of meetings shall be the responsibility of the Committee chair. The Committee chair, who may consult with management or other Committee members, shall develop the Committee's agenda for its meetings. Where practicable, materials should be distributed to Committee members prior to each Committee meeting.

Attendance

The Committee chair may invite such members of management to the Committee's meetings as he or she may deemed desirable or appropriate.

Shareholder Communications

The Committee shall insure that Torvec's chief executive officer together with other senior management maintain effective communications with our shareholders, and that shareholder communication mechanisms have been established so that shareholders are able to communicate with the independent directors as a whole or the chairman of the Nominating Committee individually as follows:

- e-mail to the independent directors; or

- regular mail addressed to Torvec Independent Directors c/o Torvec, Inc., Powder Mills Office Park, 1169 Pittsford-Victor Rd., Suite 125, Pittsford, New York 14534.

The chair of the Nominating Committee shall monitor the process by which the shareholder communications are answered or where appropriate forwarded to the appropriate committee(s), or independent director(s) and facilitate an appropriate response.

TORVEC, INC.
STATEMENT OF
CORPORATE GOVERNANCE PRINCIPLES

The following principles have been approved by the Board of Directors and, along with Torvec's corporate Code of Conduct, its Financial Integrity and Compliance Program and the charters and key practices of the Board's standing committees, provide the framework for the governance of Torvec. The Board recognizes that there is an ongoing and energetic debate about corporate governance, and it will review these principles and other aspects of Torvec governance annually or more often if deemed necessary.

1)   Role of Board in Management

Torvec's business is conducted by its officers, business consultants, and employees, under the direction of the chief executive officer and the oversight of the Board, in order to enhance the long-term value of the company for its shareholders. The Board of Directors is elected by the shareholders to oversee management and to assure that the long-term interest of the shareholders are being served. Both the Board of Directors and management recognize that the long-term interest of the shareholders are advanced by responsibly addressing the concerns of interested parties, including the Torvec community, customers, suppliers, government officials and the public at large.

2)   Functions of the Board

The Board of Directors normally has between eight to ten regularly scheduled meetings a year at which it reviews and discusses reports by management on the performance of the company, its plans and prospects, as well as immediate issues facing the company. Directors are expected to attend all scheduled Board and committee meetings of which they are members. Committees of the Board are expected to meet 4 to 6 times per year. In addition to its general oversight of management, the Board also performs a number of specific functions, including:

- selecting, evaluating and compensating the chief executive officer and overseeing chief executive officer succession planning;

- providing counsel and oversight on the selection, evaluation, development and compensation of senior management;

- reviewing, monitoring and where appropriate approving fundamental financial and business strategies and major corporate actions;

- assessing major risks facing the company, and reviewing options for their mitigation; and

- insuring processes are in place for maintaining the integrity of the company - the integrity of the financial statements, and integrity of compliance with laws and ethics, the integrity of relationships with customers and suppliers, and the integrity of relationships with shareholders.

3)   Qualifications

Directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interest of the shareholders. They must also have an inquisitive and objective perspective, practical wisdom and mature judgment. We endeavor to have a Board representing diverse experience at policy making levels in business and technology, and in areas that are relevant to the company's worldwide activities.

Directors must be willing to devote significant time to carrying out their duties and responsibilities effectively, and should be committed to serve on the Board for an extended period of time. Directors should consider offering their resignation in the event that significant change in their personal circumstances, including their health, family responsibilities, or a change in their principal job responsibilities, would preclude them from devoting sufficient time to carrying out their responsibilities effectively.

The Board does not believe that arbitrary term limits on director service are appropriate, nor does it believe that directors should expect to be renominated automatically. The Board self-evaluation process described below will be an important determinant for Board tenure.

4) <u>**Independence of Directors**</u>

A majority of the directors will be independent directors under the listing standards promulgated by the National Association of Securities Dealers, Inc. ("NASD"). Under the NASD rules an independent director is a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the company's Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following persons shall not be considered independent:

- an individual who is, or during the past three years was, directly employed by Torvec or by any parent or subsidiary of Torvec;

- a person who accepts or has a family member who accepts any payments from the company or any parent or subsidiary of the company in excess of $60,000 during the current fiscal year, or any of the past three fiscal years other than compensation for Board service, payments arising solely from investments in the company's securities, or benefits under a tax qualified retirement plan. In this connection Audit Committee members are subject to heightened independence requirements under the Audit Committee's Charter;

- a person who is a family member of an individual who is, or during the past three years was, employed by the company or by any parent or subsidiary of the company as an executive officer;

- a person who is a partner in, or a controlling shareholder, or an executive officer of any organization to which the company made, or from which the company received, payments that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, in the current fiscal year, or any of the past three fiscal years;

- a person who is employed as an executive officer of another company where any of the executive officers of Torvec serve on the Compensation Committee of the other entity or if such relationship existed during the past three years; or

- a person who is or was a partner or employee of the company's outside auditor, and worked on the company's audit during the past three years.

5) <u>**Size of Board and Selection Process**</u>

The directors are elected each year by the shareholders at the annual meeting of shareholders. The Board, upon the recommendation of the Nominating Committee, proposes a slate of nominees to the shareholders for election to the Board at the annual meeting of shareholders. The Board also determines the number of directors on the Board, provided that the number of directors, under our current By-laws, may not be less than 3 nor more than 15. Between annual shareholders meetings the Board may elect directors to serve until the next annual meeting.

Shareholders wishing to directly nominate candidates for election to the Board of Directors at an annual meeting must do so by giving notice in writing to the chairman of the Nominating Committee, Torvec, Inc., Powder Mills Office Park, 1169 Pittsford-Victor Rd., Suite 125, Pittsford, New York 14534. The notice with respect to any annual meeting must be delivered to the chairman not less than 120 days prior to the anniversary of the preceding year's annual meeting. The notice shall set forth (a) the name and address of the shareholder who intends to make the nomination; (b) the name, age, business address and residence address of each nominee; (c) the principal occupation or employment of each nominee; (d) the class and number of shares of Torvec securities which are beneficially owned by each nominee and by the nominating shareholder; (e) any other information concerning the nominee that must be disclosed in nominees and proxy solicitations pursuant to Regulation 14A of the Securities Exchange Act of 1934; and (f) the executed consent of each nominee to serve as a director of Torvec if elected. Nominations submitted in accordance with the foregoing procedure will be considered and voted upon by the Nominating Committee. Any shareholder nominee recommended by the Committee and proposed by the Board for election at the next annual meeting of shareholders shall be included in the company's proxy statement for such annual meeting.

6) **Board Committees**

The Board has established the following standing committees to assist the Board in discharging its responsibilities: Audit, Nominating and Compensation and Governance Committees. The committee chairs report the highlights of their meetings to the full Board following each meeting of the respective committees. The committees may hold meetings in conjunction with the full Board. For example, it is the practice of the Audit Committee to meet in conjunction with the full Board in January so that all directors may participate in the review of the annual financial statements for the prior year and the financial plans of the company for the current year.

7) **Independence of Committee Members**

All members of the Audit and Compensation and Governance Committees shall satisfy the independence standards discussed in Section 4 above. The majority of the members of the Nominating Committee shall be independent as set forth in Section 4. Members of the Audit Committee shall also satisfy an additional SEL independence requirement. Specifically, they may not directly or indirectly receive any compensation from the company other than their director's compensation..

8) **Meetings of Independent Directors**

The Board will have regularly scheduled meetings for the independent directors without management present. The directors have determined that the chairman of the Nominating Committee will preside at such meetings.

9) **Shareholder Communications**

Torvec's chief executive officer together with other senior management is responsible for maintaining effective communications with our shareholders. In addition, shareholder communication mechanisms have been established so that shareholders are able to communicate with the independent directors as a whole or the chairman of the Nominating Committee individually as follows:

- e-mail to the independent directors; or

- regular mail addressed to Torvec Independent Directors c/o Torvec, Inc., Powder Mills Office Park, 1169 Pittsford-Victor Rd., Suite 125, Pittsford, New York 14534.

The chair of the Nominating Committee monitors the shareholder communications mechanism, forwards all communications received from shareholders to the appropriate committee(s), or independent director(s) and facilitates an appropriate response.

10) **Setting Board and Committee Agenda**

The Board and each standing committee shall be responsible for their agenda. Directors are urged to make suggestions for agenda items to the chairman, and/or to the appropriate committee chair at any time. The chairman or committee chair as appropriate shall determine the nature and extent of information that shall be provided regularly to the directors before each scheduled Board or committee meeting. Directors are urged to make suggestions to the chairman or committee chair as appropriate for additional pre-meeting materials at any time.

11)   **Ethics and Conflicts of Interest**

The Board expects Torvec directors, as well as officers and employees, to act ethically at all times and to acknowledge their adherence to the policies comprising Torvec's Code of Conduct and Financial Integrity and Compliance Program. The Board will not permit any waiver of any ethics policy for any director or executive officer. If an actual potential conflict of interest arises for a director, the director shall promptly inform the chairman of the Board. All directors will recuse themselves from any discussion or decision affecting their personal, business or professional interest.

12)   **Reporting of Concerns to Independent Directors or the Audit Committee**

Anyone who has a concern about Torvec's conduct, or about the company's accounting, internal accounting controls or auditing matters, may communicate that concern directly in accordance with the terms set forth in Torvec's Financial Integrity and Compliance Program. Such communications may be confidential or anonymous, and may be e-mailed, submitted in writing, or reported by phone. The company's Financial Integrity and Compliance Program prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve an integrity concern.

13)   **Access to Independent Advisers**

The Board and its committees shall have the right at any time to retain independent outside financial, legal or other advisers.

TORVEC, INC., Powder Mills Office Park 1169 Pittsford-Victor Rd., Suite 125, Pittsford, NY 14534
PROXY FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JANUARY 27, 2005

The undersigned Shareholder of Torvec, Inc. hereby appoints and constitutes Richard E. Ottalagana and Keith E. Gleasman, and either of them, the proxy or proxies of the undersigned with full power of substitution and revocation, for and in the name of the undersigned to attend the annual meeting of Shareholders of the Company to be held at the Casa Larga Vineyards, 2287 Turk Hill Road, Fairport, New York 14450, on Thursday, January 27, 2005, at 7:00 P.M., local time, and any and all adjournments of said meeting, and to vote all shares of stock of Torvec, Inc., registered in the name of the undersigned and entitled to vote at said meeting upon the matters set forth below.

Management Recommends a VOTE FOR Items 1 and 2.

1.   ELECTION OF DIRECTORS: Election of the directors listed below to serve until the annual meeting of Shareholders and until their successors are duly elected and qualified.

FOR ALL NOMINEES LISTED BELOW: (EXCEPT AS MARKED TO THE CONTRARY BELOW): ☐

WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW: ☐

INSTRUCTION: To withhold authority to vote for any individual nominee, strike a line through his name on the list below:

Read D. McNamara, Keith E. Gleasman, Herbert H. Dobbs,
James A. Gleasman, Gary A. Siconolfi, Joseph Alberti, Daniel R. Bickel

2.   APPOINTMENT   OF   AUDITORS: Ratification   of   the   appointment   of   Eisner   LLP   by   the Audit Committee of the Board of Directors as independent auditors for the fiscal year ending December 31, 2004

FOR ☐   AGAINST ☐   ABSTAIN ☐

Torvec, Inc.
Annual Meeting - January 27, 2005
Dated: _____

_____
Number of Shares Voted

This Proxy will be voted as specified. If no specification is made, this Proxy will be voted IN FAVOR OF PROPOSALS 1 and 2.

Joint owners should each sign. Executors, trustees, guardians, corporate officers, and other representatives should give title

_____
Signature
_____
Signature

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS